EYES4LIVES, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Eyes4Lives, Inc.
West Covina, California

We have reviewed the accompanying financial statements of Eyes4Lives, Inc., which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
January 18, 2021

PO BOX 51121 ● SPARKS, NV 89435 ● 775.525.1TAX (1829) ● WWW.BELLEBS.COM

EYES4LIVES, INC.
BALANCE SHEETS "Unaudited"
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 7,273	$ 9,255
Inventory	-	56,902
Prepaid expenses and other current assets	131,270	132,227
TOTAL CURRENT ASSETS	138,543	198,384
PROPERTY AND EQUIPMENT		
Property and equipment, net	42,710	80,215
OTHER ASSETS		
Intangible assets	162,876	149,523
	162,876	149,523
TOTAL ASSETS	$ 344,129	$ 428,122

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 6,871	$ 6,836
TOTAL CURRENT LIABILITIES	6,871	6,836
LONG-TERM LIABILITIES		
Note payable - related party	568,970	598,570
TOTAL LONG-TERM LIABILITIES	568,970	598,570
TOTAL LIABILITIES	575,841	605,406
SHAREHOLDERS' EQUITY		
Common stock, see note 6	2,884,000	2,784,000
Shareholders' equity	(3,115,712)	(2,961,284)
TOTAL SHAREHOLDERS' EQUITY	(231,712)	(177,284)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 344,129	$ 428,122

See independent accountant's review report and accompanying notes to financial statements.

EYES4LIVES, INC.
STATEMENTS OF INCOME "Unaudited"
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Advertising expense	9,461	4,799
Amortization expense	17,190	15,229
Depreciation expense	37,535	69,294
General and administrative	8,608	35,365
Insurance expense	-	16,950
Licenses and permits	3,290	16,809
Product samples	56,903	41,655
Professional fees	3,405	58,173
Rent expense	2,105	2,831
Repairs and maintenance	-	3,971
Subcontractors and outside services	4,557	128,661
Travel and convention expense	6,374	36,508
TOTAL OPERATING EXPENSES	149,428	430,245
NET OPERATING INCOME	(149,428)	(430,245)
OTHER INCOME		
Gain on sale of asset	-	43,150
Interest expense	(5,000)	(16,620)
TOTAL OTHER INCOME	(5,000)	26,530
NET LOSS	$ (154,428)	$ (403,715)

See independent accountant's review report and accompanying notes to financial statements.

EYES4LIVES, INC.
STATEMENTS OF EQUITY "Unaudited"
DECEMBER 31, 2019 AND 2018

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	101,870,000	$ 2,784,000	$ (2,557,569)	$ 226,431
Net loss			(403,715)	$ (403,715)
ENDING BALANCE, DECEMBER 31, 2018	101,870,000	$ 2,784,000	$ (2,961,284)	$ (177,284)
Issuance of common stock	1,000,000	100,000	-	$ 100,000
Net loss	-	-	(154,428)	$ (154,428)
ENDING BALANCE, DECEMBER 31, 2019	102,870,000	$ 2,884,000	$ (3,115,712)	$ (231,712)

See independent accountant's review report and accompanying notes to financial statements.

EYES4LIVES, INC.
STATEMENTS OF CASH FLOWS "Unaudited"
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (154,428)	$ (403,715)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	54,725	74,093
(Increase) decrease in assets:		
Accounts receivable	-	1,512
Due from related parties	-	203,877
Inventory	56,902	41,655
Prepaid expenses and other current assets	957	(800)
Increase (decrease) in liabilities:		
Accounts payable	35	1,828
CASH USED FOR OPERATING ACTIVITIES	(41,809)	(81,550)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(30,543)	(66,469)
Cash provided by/(used for) for fixed assets	(30)	78,900
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(30,573)	12,431
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment on line of credit	-	(450,000)
Issuance of common stock	100,000	-
Issuance/(repayment) of notes payable - related parties	(29,600)	522,444
CASH PROVIDED BY FINANCING ACTIVITIES	70,400	72,444
NET INCREASE (DECREASE) IN CASH	(1,982)	3,325
CASH AT BEGINNING OF YEAR	9,255	5,930
CASH AT END OF YEAR	$ 7,273	$ 9,255
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Eyes4Lives, Inc. (the "Company") was incorporated in the State of California on March 30, 2010. The Company has created a device that attaches to a computer monitor and will alert an individual if the following are breached blink rate, sitting height, screen distance, screen time, and ambient lighting.

    Going Concern
    Since Inception, the Company has relied on funds from related parties notes payable to fund its operations. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2019 and 2018, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of it's product.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1.   **Summary of Significant Accounting Policies (continued)**

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory related to finished goods was nil and $56,903.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents, software, and design fees. Patents costs are amortized over the useful life of the patent, software costs and design fees are amortized over four to fifteen years. Amortization expense for the years ending December 31, 2019, and 2018, was $17,190 and $15,229, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computers, machinery and equipment are depreciated over five to seven years, software and molds are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of California.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of the Company is still in the development stage, it has not recorded any income for the years ending December 31, 2019 and 2018.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements
   There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

   Property and equipment consisted of the following at December 31, 2019 and 2018:

   Property and equipment at cost:

	2019	**2018**
Computers	$ 8,628	8,628
Machine & Equipments	196,671	196,671
Mold	28,604	28,604
Software	416,778	416,748
	650,681	650,651
Less: Accumulated depreciation	607,971	570,436
Total	$ 42,710	$ 80,215

4. **Notes Payable – Related Parties**

   Notes payable – related parties consisted of the following at December 31, 2019 and 2018:

	2019	**2018**
Contract note payable; interest at 0.00% per annum, maturing upon additional funding, no minimum monthly payments, uncollateralized.	$ 117,333	$ 157,292
Contract note payable; interest at 8.00% per annum, maturing with a balloon payment in November 2023, no minimum monthly payments, uncollateralized.	332,687	332,687
Contract note payable; interest at 5.00% per annum, maturing upon additional funding, no minimum monthly payments, uncollateralized.	118,950	108,591
Less: Current portion of notes payable	-	-
Long term portion of notes payable	568,970	598,570

5.   **Line of Credit**

During 2017, the Company had a $450,000 line of credit with a commercial bank at ==prime plus 1.25%==. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2019, and 2018, the Company had nil and nil, respectively, outstanding on the line of credit.

6.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 200,000,000 shares, at no par value per share. As of December 31, 2019, and 2018, 101,870,000 and 102,870,000 shares, respectively, have been issued and are outstanding.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 30, 2010 and is still in the developmental stages. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

The Company has evaluated subsequent events through January 18, 2021 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.